FORM 3
                           U.S. SECURITIES AND EXCHANGE
                              Washington, D.C. 20549

                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
          Section 17(a) of the Public Utility Holding Company Act of 1935 or
                  Section 20(f) of the Investment Company Act of 1949


1.  Name and Address of Reporting Person
          Leech,                    Kevin R.
         (Last)                      (First)                   (Middle)

      32 Haymarket Street
         (Street)

          London                  United Kingdom              SW1Y4TP
          (City)                     (State)                 (Zip Code)

2. Date of Event Requiring Statement for (Mo/Day/Yr) 10/15/99

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol  CI4NET.com Inc. ("Ci4net")
                                                             CIFN.OB

5.  Relationship of Reporting Person to Issuer (Check all applicable)
     x    Director     x   10% Owner   x   Officer (give title
   ______ Other (specify)                            below)
                                             Chairman

6.  If Amendment, Date of Original (Month/Day/Year)


              Table I - Non- Derivative Securities Beneficially Owned

1.  Title of Security      (Instr. 4)
    -------------------
    Common Stock (1)


2.  Amount of Securities Beneficially Owned      (Instr. 4)
    ---------------------------------------
    1,900,000

3.  Ownership Form:       Direct (D) or Indirect (I)       (Instr. 5)
    -----------------------------------------------
    I

4.  Nature of Indirect Beneficial      Ownership (Instr. 5)
    -----------------------------
    By Swan Ventures Limited (2) (1,900,000 Shares of Common Stock)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


                   Table II - Derivative Securities Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of Derivative Security      (Instr. 4)


2.  Date Exercisable and Expiration Date (Month/Day/ Year)


3.  Title and Amount of Securities Underlying  Derivative Security (Instr. 4)


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership form of Derivative Security:  Direct (D) or Indirect (I)
                                                                   (Instr. 5)

6.  Nature of Indirect Beneficial Ownership  (Instr. 5)




Explanation of Responses:

(1) The Company's Form 10SB12-G Registration Statement became effective on or about October 15, 1999. The amount of securities beneficially owned required to be reported at that time was 1,900,000 shares of common stock of the Issuer, then named Leisure Concepts International Inc.

(2) Mr. Leech is the principal stockholder of Swan Ventures Limited whose address is 25 Turnball Lane, Gibraltar.

                                      SWAN VENTURES LIMITED

                                      By: /s/ Kevin Leech         May 30, 2000
                                      ** Authorized Signatory         Date


                                      KEVIN LEECH

                                      By: /s/ Kevin Leech         May 30, 2000
                                      ** Signature of Reporting Person   Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.